UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)

WESTERN CAPITAL RESOURCES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

95788 11 05

(CUSIP Number)

WCR, LLC
c/o Blackstreet Capital Management
Attention:  Robert Dragonette
7250 Woodmont Avenue, Suite 210
Bethesda, MD 20814
Phone: (240) 223-1323

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 31, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Introduction

This Amendment No. 10 to Schedule 13D is being filed with the U.S. Securities and Exchange Commission (the “SEC”) on behalf of WCR, LLC, a Delaware limited liability company (“WCR”), BCP 2 WCR, LLC, a Delaware limited liability company (“BCP 2 WCR”), Blackstreet Capital Partners (QP) II, L.P., a Delaware limited partnership (“BCP II QP”), Blackstreet Capital Advisors, LLC, a Delaware limited liability company (“BCA”), Blackstreet Capital Advisors II, LLC, a Delaware limited liability company (“BCA II”), BC Alpha Holdings I, LLC, a Delaware limited liability company (“BCAH I”), BCP II Swisher, LLC, a Delaware limited liability company (“BCP II Swisher”), Blackstreet Capital Investors, LLC, a Delaware limited liability company (“BCI”), Blackstreet Capital Management, LLC, a Delaware limited liability company (“BCM”), Swisher Investments, LLC, a Delaware limited liability company (“Swisher Investments”), WCR Investments, LLC, a Delaware limited liability company (“WCR Investments”), and Murry N. Gunty (collectively, the “Reporting Persons”), who have been or may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons have entered into a Joinder Agreement, dated January 29, 2021, to those certain Agreements as to Joint Filing Pursuant to Regulation 240.13d-1(K)(1)(iii), dated April 12, 2010, November 3, 2010 and July 3, 2013, as amended by that certain Joinder Agreement to the Agreements as to Joint Filing which was previously filed with Amendment No. 3 to Schedule 13D filed with the SEC on October 14, 2014, that certain Joinder Agreement to the Agreements as to Joint Filing which was previously filed with Amendment No. 5 to Schedule 13D filed with the SEC on July 13, 2015, and that certain Joinder Agreement to the Agreements as to Joint Filing which was previously filed with Amendment No. 7 to Schedule 13D filed with the SEC on January 9, 2017, and that certain Joinder Agreement to the Agreements as to Joint Filing which was previously filed with Amendment No. 8 to Schedule 13D filed with the SEC on January 19, 2021, and that certain Joinder Agreement to the Agreements as to Joint Filing which was previously filed with Amendment No. 9 to Schedule 13D filed with the SEC on February 1, 2021, to which WCR Investments is joining.

On March 31, 2021, BCP II QP transferred its interests in BCP 2 WCR and BCAH I, and thereby its beneficial interests in the common stock of Western Capital Resources, Inc. (the “Issuer”) to WCR Investments.

Pursuant to and in connection with these and other related transactions, BCA II QP does not beneficially own shares of Common Stock and is no longer a Reporting Person or member of the group reporting beneficial ownership of Common Stock on this Amendment No. 10 to Schedule 13D, and WCR Investments is added as a Reporting Person and member of the group reporting beneficial ownership of Common Stock on this Amendment No. 10 to Schedule 13D.

1		NAME OF REPORTING PERSON WCR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION WCR, LLC is an entity organized in the state of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,117,510
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,117,510
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,117,510
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.51%[1]
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
1 Based on 9,249,900 shares of common stock outstanding as reported in Issuer’s Annual Report on Form 10-K, filed March 31, 2021.

1		NAME OF REPORTING PERSON BCP 2 WCR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION BCP 2 WCR, LLC is an entity organized in the state of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,117,510
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,117,150
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,117,510
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.51%[1]
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC
1 Based on 9,249,900 shares of common stock outstanding as reported in Issuer’s Annual Report on Form 10-K, filed March 31, 2021.

1		NAME OF REPORTING PERSON Blackstreet Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Blackstreet Capital Management, LLC is an entity organized in the state of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,480,693
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,480,693
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,480,693
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.01%[1]
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
1 Based on 9,249,900 shares of common stock outstanding as reported in Issuer’s Annual Report on Form 10-K, filed March 31, 2021.

1		NAME OF REPORTING PERSON BC Alpha Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION BC Alpha Holdings I, LLC is an entity organized in the state of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,480,691
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,480,691
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,480,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.01%[1]
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
1 Based on 9,249,900 shares of common stock outstanding as reported in Issuer’s Annual Report on Form 10-K, filed March 31, 2021.

1		NAME OF REPORTING PERSON Blackstreet Capital Partners (QP) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Blackstreet Capital Partners (QP) II, L.P. is an entity organized in the State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%[1]
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, HC
1 Based on 9,249,900 shares of common stock outstanding as reported in Issuer’s Annual Report on Form 10-K, filed March 31, 2021.

1		NAME OF REPORTING PERSON Blackstreet Capital Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Blackstreet Capital Advisors II, LLC is an entity organized in the state of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 667,511
	8	SHARED VOTING POWER 390,596
	9	SOLE DISPOSITIVE POWER 667,511
	10	SHARED DISPOSITIVE POWER 390,596
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,058,107
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.44%[1]
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
1 Based on 9,249,900 shares of common stock outstanding as reported in Issuer’s Annual Report on Form 10-K, filed March 31, 2021.

1		NAME OF REPORTING PERSON Blackstreet Capital Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Blackstreet Capital Investors, LLC is an entity organized in the state of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 59,143
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 59,143
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.64%[1]
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
1 Based on 9,249,900 shares of common stock outstanding as reported in Issuer’s Annual Report on Form 10-K, filed March 31, 2021.

1		NAME OF REPORTING PERSON Blackstreet Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Blackstreet Capital Advisors, LLC is an entity organized in the state of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,797
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 74,797
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.81%[1]
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
1 Based on 9,249,900 shares of common stock outstanding as reported in Issuer’s Annual Report on Form 10-K, filed March 31, 2021.

1		NAME OF REPORTING PERSON BCP II Swisher, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION BCP II Swisher, LLC is an entity organized in the state of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 390,596
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 390,596
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 390,596
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.22%[1]
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
1 Based on 9,249,900 shares of common stock outstanding as reported in Issuer’s Annual Report on Form 10-K, filed March 31, 2021.

1		NAME OF REPORTING PERSON Swisher Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Swisher Investments, LLC is an entity organized in the state of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 390,596
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 390,596
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 390,596
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.22%[1]
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
1 Based on 9,249,900 shares of common stock outstanding as reported in Issuer’s Annual Report on Form 10-K, filed March 31, 2021.

1		NAME OF REPORTING PERSON WCR Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION WCR Investments, LLC is an entity organized in the State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,598,201
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,598,201
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,598,201
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.52%[1]
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC
1 Based on 9,249,900 shares of common stock outstanding as reported in Issuer’s Annual Report on Form 10-K, filed March 31, 2021.

1		NAME OF REPORTING PERSON Murry N. Gunty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☒ (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6		CITIZENSHIP OR PLACE OF ORGANIZATION Murry N. Gunty is a citizen of the United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 847,681
	8	SHARED VOTING POWER 5,989,535
	9	SOLE DISPOSITIVE POWER 847,681
	10	SHARED DISPOSITIVE POWER 5,989,535
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,837,216
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.92%[1]
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
1 Based on 9,249,900 shares of common stock outstanding as reported in Issuer’s Annual Report on Form 10-K, filed March 31, 2021.

This filing amends that certain Schedule 13D filed on April 12, 2010, as amended by Amendment No. 1 filed November 5, 2011, Amendment No. 2 filed July 3, 2013, Amendment No. 3 filed October 14, 2014, Amendment No. 4 filed May 4, 2015, Amendment No. 5 filed July 13, 2015, Amendment No. 6 filed August 10, 2015, Amendment No. 7 filed January 9, 2017, Amendment No. 8 filed January 19, 2021, and Amendment No. 9 filed February 1, 2021 (collectively, the “Schedule 13D”), by the Reporting Persons (defined below).

Item 1. Security and Issuer.

The following constitutes Amendment No. 10 to the Schedule 13D filed by the undersigned, relating to the shares of common stock, par value $0.001 per share (the ”Common Stock”), of Western Capital Resources, Inc., a Delaware corporation, having its principal executive offices at 11550 “I” Street, Suite 150, Omaha, NE 68137. This Amendment No. 10 amends the Schedule 13D, as amended, as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)
This Amendment No. 10 to Schedule 13D is being filed with the U.S. Securities and Exchange Commission (the “SEC”) on behalf of WCR, LLC, a Delaware limited liability company (“WCR”), BCP 2 WCR, LLC, a Delaware limited liability company (“BCP 2 WCR”), Blackstreet Capital Partners (QP) II, L.P., a Delaware limited partnership (“BCP II QP”), Blackstreet Capital Advisors, LLC, a Delaware limited liability company (“BCA”), Blackstreet Capital Advisors II, LLC, a Delaware limited liability company (“BCA II”), BC Alpha Holdings I, LLC, a Delaware limited liability company (“BCAH I”), BCP II Swisher, LLC, a Delaware limited liability company (“BCP II Swisher”), Blackstreet Capital Investors, LLC, a Delaware limited liability company (“BCI”), Blackstreet Capital Management, LLC, a Delaware limited liability company (“BCM”), Swisher Investments, LLC, a Delaware limited liability company (“Swisher Investments”), WCR Investments, LLC, a Delaware limited liability company (“WCR Investments”), and Murry N. Gunty (collectively, the “Reporting Persons”), who have been or may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons have entered into a Joinder Agreement, dated January 29, 2021, to those certain Agreements as to Joint Filing Pursuant to Regulation 240.13d-1(K)(1)(iii), dated April 12, 2010, November 3, 2010 and July 3, 2013, as amended by that certain Joinder Agreement to the Agreements as to Joint Filing which was previously filed with Amendment No. 3 to Schedule 13D filed with the SEC on October 14, 2014, that certain Joinder Agreement to the Agreements as to Joint Filing which was previously filed with Amendment No. 5 to Schedule 13D filed with the SEC on July 13, 2015, that certain Joinder Agreement to the Agreements as to Joint Filing which was previously filed with Amendment No. 7 to Schedule 13D filed with the SEC on January 9, 2017, that certain Joinder Agreement to the Agreements as to Joint Filing which was previously filed with Amendment No. 8 to Schedule 13D filed with the SEC on January 19, 2021, and that certain Joinder Agreement to the Agreements as to Joint Filing which was previously filed with Amendment No. 9 to Schedule 13D filed with the SEC on February 1, 2021 to which WCR Investments is joining.

(b)	The principal business address for each of the Reporting Persons is 7250 Woodmont Avenue, Suite 210, Bethesda, MD 20814.

(c)
Each of WCR, BCP 2 WCR, and BCAH I is an entity that was formed for the purpose of acquiring an interest in the Issuer. The principal business of each of BCP II QP, BCM, BCA II, BCP II Swisher and WCR Investments is that of private partnership or limited liability company engaged in investment in securities for its own account. Mr. Gunty serves as the manager of each Reporting Person, and he exercises investment and voting control over the securities owned by each of the Reporting Persons.

(d)(e)
With the exception of BCM and Mr. Gunty, and except as described below, during the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In 2016, BCM and Mr. Gunty agreed to consent to an order imposing remedial sanctions and a cease-and-desist order (the “Order”) without admitting or denying the matters set forth therein (other than those relating to the jurisdiction of the SEC over it and the subject matter of the action). The SEC alleged in the Order that conduct by BCM and Mr. Gunty resulted in a violation of Securities Exchange Act Section 15(a) and Investment Advisers Act Sections 206(2) and 206(4) and Rules 206(4)-7 and 206(4)-8 thereunder. The Order requires that BCM and Mr. Gunty cease and desist from committing or causing any violations and future violations of the securities laws identified above, pay a $500,000 civil monetary penalty and $2,622,737 in disgorgement and interest.

(f)
WCR, BCP 2 WCR, BCP II QP, BCAH I, BCM, BCP II Swisher, BCA, BCA II, BCI, BCM, Swisher Investments and WCR Investments are entities organized under the laws of the State of Delaware, and Mr. Gunty is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

On March 31, 2021, BCP II QP transferred its interests in BCP 2 WCR and BCAH I, and thereby its beneficial interests in the common stock of Western Capital Resources, Inc. (the “Issuer”), to WCR Investments.

Pursuant to and in connection with these and other related transactions, BCA II QP does not beneficially own shares of Common Stock and is no longer a Reporting Person or member of the group reporting beneficial ownership of Common Stock on this Amendment No. 10 to Schedule 13D, and WCR Investments is added as a Reporting Person and member of the group reporting beneficial ownership of Common Stock on this Amendment No. 10 to Schedule 13D.

Item 4.	Purpose of Transaction.

Beneficial interests in the Issuer were transferred from BCP II QP to WCR Investments as part of an internal reorganization among affiliates and distribution to investors. Other than as described in this Item 4, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals consistent with applicable law.

Item 5.	Interests in Securities of the Issuer.

Items 5(a), (b) and (c) are amended and restated as follows:

(a)
According to Issuer’s Annual Report on Form 10-K filed March 31, 2021, Issuer had outstanding 9,249,900 shares of Common Stock of which each Reporting Person holds the percentage reported in its respective cover page hereto, and as a group holds 73.92%.

(b)	The voting and dispositive power and beneficial ownership of shares (the “Shares”) by each of the Reporting Persons is summarized as follows:

	Sole Voting	Sole Dispositive	Shared Voting	Shared Dispositive	Beneficial Ownership[1]	Percent of Class
WCR	4,117,510	4,117,510	--	--	4,117,510	44.51%
BCP 2 WCR	4,117,510	4,117,510	--	--	4,117,510	44.51%
BCP II Swisher	390,596	390,596	--	--	390,596	4.22%
BCP II QP	--	--	--	--	--	0%
BCA	74,797	74,797	--	--	74,797	0.81%
BCA II	667,511	667,511	390,596	390,596	1,058,107	11.44%
BCAH I	1,480,691	1,480,691	--	--	1,480,691	16.01%
BCI	59,143	59,143	--	--	59,143	0.64%
BCM	1,480,693	1,480,693	--	--	1,480,693	16.01%
Swisher Investments	390,596	390,596	--	--	390,596	4.22%
WCR Investments	--	--	5,598,201	5,598,201	5,598,201	60.52%
Murry Gunty	847,681	847,681	5,989,535	5,989,535	6,837,216	73.92%

1 WCR, BCAH I, BCA, BCA II, BCI, BCM, BCP II Swisher, and Mr. Gunty directly own the Shares. The Shares may also be deemed to be beneficially owned by each of the entities by virtue of the following relationships: (i) BCP 2 WCR is a member of WCR; (ii) BCA II is the general partner of BCP II QP; (iii) Swisher Investments is a member of BCP II Swisher; (iv) WCR Investments is a direct or indirect member of BCP 2 WCR and BCAH I; and (v) Mr. Gunty is directly or indirectly the manager of such entities and has voting and dispositive power over all Shares.

(c)
Other than the transactions reported in this Amendment No. 10 to Schedule 13D, there were no transactions executed by any of the Reporting Persons that were effected during the past sixty days with respect to the Issuer’s Common Stock.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s Common Stock.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joinder Agreement, dated April 12, 2021 to Agreements as to Joint Filing pursuant to Regulation 240.13d-1(k)(1)(ii).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 12, 2021
WCR, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager	BCP 2 WCR, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager

BLACKSTREET CAPITAL MANAGEMENT, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager	BC ALPHA HOLDINGS I, LLC By: BLACKSTREET CAPITAL MANAGEMENT, LLC, Manager By: /s/ Murry N. Gunty Murry N. Gunty, Manager

BLACKSTREET CAPITAL PARTNERS (QP) II, L.P. By: BLACKSTREET CAPITAL ADVISORS II, LLC, its General Partner By: /s/ Murry N. Gunty Murry N. Gunty, Manager	BLACKSTREET CAPITAL ADVISORS II, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager

BLACKSTREET CAPITAL ADVISORS, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager	BLACKSTREET CAPITAL INVESTORS, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager

BCP II SWISHER, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager	/s/ Murry N. Gunty Murry N. Gunty

SWISHER INVESTMENTS, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager	WCR INVESTMENTS, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager

Exhibit 99.1

JOINDER AGREEMENT TO
AGREEMENTS AS TO JOINT FILING
Pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the attached Amendment No. 9 to Schedule 13D relating to Western Capital Resources, Inc. (the “Issuer”) is being filed on behalf of each of the undersigned.
WHEREAS, WCR, LLC, a Delaware limited liability company, BCP 2 WCR, LLC, a Delaware limited liability company, Blackstreet Capital Partners (QP) II, L.P., a Delaware limited partnership, Blackstreet Capital Advisors, LLC, a Delaware limited liability company, Blackstreet Capital Advisors II, LLC, a Delaware limited liability company, Blackstreet Capital Management, LLC, a Delaware limited liability company, BC Alpha Holdings I, LLC, a Delaware limited liability company, Blackstreet Capital Investors, LLC, a Delaware limited liability company, BCP 2 Swisher, LLC, a Delaware limited liability company, WCR Investments, LLC, a Delaware limited liability company, and Murry N. Gunty (collectively, the “Group”) have entered into Agreements as to Joint Filing on April 12, 2010, November 3, 2010, and July 3, 2013, and a Joinder Agreement to the Agreements as to Joint Filing on October 14, 2014, a Joinder Agreement to the Agreements as to Joint Filing on July 13, 2013, a Joinder Agreement to the Agreement as to Joint Filing on January 6, 2017, a Joinder Agreement to the Agreement as to Joint Filing on January 19, 2021, and a Joinder Agreement to the Agreement as to Joint Filing on February 1, 2021; and
WHEREAS, WCR Investments, LLC, a Delaware limited liability company (the “New Member”), wishes to join the Group by virtue of such entity’s beneficial ownership of the Issuer’s stock;
NOW, IT IS AGREED, this 12th day of April 2021 by the parties hereto
1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the New Member agrees to the joint filing together with the other members of the Group, on behalf of the Group, of statements on Schedule 13D with respect to the securities of the Issuer to the extent required under applicable securities laws.
2. This Joinder Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.
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IN WITNESS WHEREOF, the parties hereto have caused this Joinder Agreement to be executed as of April 12, 2021.
WCR, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager	BCP 2 WCR, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager

BLACKSTREET CAPITAL MANAGEMENT, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager	BC ALPHA HOLDINGS I, LLC By: BLACKSTREET CAPITAL MANAGEMENT, LLC, Manager By: /s/ Murry N. Gunty Murry N. Gunty, Manager

BLACKSTREET CAPITAL PARTNERS (QP) II, L.P. By: BLACKSTREET CAPITAL ADVISORS II, LLC, its General Partner By: /s/ Murry N. Gunty Murry N. Gunty, Manager	BLACKSTREET CAPITAL ADVISORS II, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager

BLACKSTREET CAPITAL ADVISORS, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager	BLACKSTREET CAPITAL INVESTORS, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager

BCP II SWISHER, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager	/s/ Murry N. Gunty Murry N. Gunty

SWISHER INVESTMENTS, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager	WCR INVESTMENTS, LLC By: /s/ Murry N. Gunty Murry N. Gunty, Manager